SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	December	2016
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	News Release dated December 2, 2016 - Neovasc and Boston Scientific Reach US$75 Million Agreement

Document 1

Neovasc and Boston Scientific Reach US$75 Million Agreement

- Boston Scientific acquires tissue processing capabilities and takes equity stake in Neovasc -

NASDAQ: NVCN
TSX: NVC

VANCOUVER, Dec. 2, 2016 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN) (TSX: NVC) today announced that Boston Scientific Corporation (NYSE: BSX), a global medical technology leader, has agreed to acquire Neovasc's tissue processing technology and facility for approximately US$67,909,800. Concurrently, Boston Scientific has committed to invest an additional US$7,090,200 in Neovasc for a 15% equity interest in the Company.

"Boston Scientific has been a long-term customer of Neovasc, having historically represented a sizeable percentage of our tissue processing revenues," commented Neovasc CEO, Alexei Marko. "As one of the world's premier device companies, with a global cardio-vascular franchise, this investment in Neovasc enables continued development of our lead products, Reducer and Tiara, and strengthens our resolve to revolutionize how structural heart disease is treated."

Under the terms of the equity investment, Boston Scientific has agreed to purchase 11,817,000 common shares in the capital of Neovasc (the "Common Shares") at a price of US$0.60 per Common Share, for gross proceeds of US$7,090,200, subject to required regulatory approvals, including approval of the Toronto Stock Exchange.

Under the terms of the asset purchase agreement Neovasc has been granted a license to the purchased assets and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its remaining customers, and continue its own tissue-related programs, including advancing its mitral bioprosthesis valve Tiara™ through its clinical and regulatory pathways.  The transaction is expected to close by year-end 2016, subject to customary closing conditions.

Neovasc intends to use the proceeds of these transactions for general corporate purposes.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Neovasc Reducer™, for the treatment of refractory angina which is not currently available in the U.S. and has been available in Europe since 2015 and the Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under investigation in the US, Canada and Europe. The Company also sells a line of advanced biological tissue products that are used as key components in third-party medical products including transcatheter heart valves. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws relating to the Company's transaction with Boston Scientific, including the anticipated closing of the transaction and the Company's intended use of net proceeds. The words "expected", "will", "anticipated", "look forward", "eventually", "subject to", "intends" and similar words or expressions are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.  Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the parties' ability to satisfy regulatory approvals and other closing conditions and to complete the transactions; the Company's  broad discretion in the use of proceeds; the conduct or possible outcomes of any actual or threatened legal proceedings; the Company's ability to stay the payment of the awards in the CardiAQ litigation and its ability to successfully appeal the validity of the awards as well as the ruling on inventorship, which are inherently uncertain and which create material uncertainty and cast substantial doubt on the Company's ability to continue as a going concern; the potential impact on the Company's business of an adverse decision in the appeal on the question of inventorship even if the Company prevails on its appeal of the awards; potential changes in circumstances relating to the Company's financing requirements, whether as a result of the CardiAQ litigation, unforeseen circumstances or otherwise; the Company's ability to raise additional funding;  the potential benefits of the Neovasc Reducer™ and Tiara™ as compared with other products; successful enrollment of patients in studies and trials for the Neovasc Reducer™ and Tiara™; results of the trials and studies for the Neovasc Reducer™ and Tiara™ that meet the Company's expectations; the Company's receipt of any required local and institutional regulatory approvals and the timing and costs of obtaining such approvals; European enrollment in our clinical trials, studies and compassionate use cases and the success of applications in Europe; the Company's ability to protect its intellectual property; changes in business strategy or development plans; existing governmental regulations and changes in, or the failure to comply with, governmental regulations and general economic and business conditions, both nationally and in the regions in which the Company operates. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Information Form, which is included in its Annual Report on Form 40-F and Management's Discussion and Analysis of Financial Condition and Results of Operation (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements.  The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE Neovasc Inc.

%CIK: 0001399708

For further information: Investor Relations, Neovasc Inc., Chris Clark, 604 248-4138, cclark@neovasc.com

CO: Neovasc Inc.

CNW 07:00e 02-DEC-16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: December 2, 2016	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer